Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Systems Xcellence Inc.

We consent to the inclusion in this annual report on Form 40-F of our auditors' report dated March 23, 2007 on the consolidated balance sheets of Systems Xcellence, Inc. ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31 2006, which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

Chartered Accountants

Toronto, Canada
March 27, 2007